Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 31 December 2015

James Hardie Industries plc

James Hardie Industries plc

Condensed Consolidated Balance Sheets

	(Millions of US dollars)

	(Unaudited) 31 December 2015	31 March 2015
Assets
Current assets:
Cash and cash equivalents	$94.5	$67.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	17.1	22.0
Accounts and other receivables, net of allowance for doubtful accounts of US$0.8 million as of 31 December 2015 and 31 March 2015	122.9	133.3
Inventories	193.9	218.0
Prepaid expenses and other current assets	24.2	24.3
Insurance receivable - Asbestos	16.0	16.7
Workers’ compensation - Asbestos	4.4	4.5
Deferred income taxes	-	17.3
Deferred income taxes - Asbestos	-	15.9

Total current assets	478.0	524.0
Property, plant and equipment, net	871.3	880.1
Insurance receivable - Asbestos	142.3	161.9
Workers’ compensation - Asbestos	43.6	45.5
Deferred income taxes	21.8	12.9
Deferred income taxes - Asbestos	374.0	389.3
Other assets	33.0	30.8

Total assets	$1,964.0	$2,044.5

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$136.7	$149.6
Short-term debt - Asbestos	24.2	13.6
Dividends payable	40.4	-
Accrued payroll and employee benefits	53.9	60.6
Accrued product warranties	11.2	8.9
Income taxes payable	7.3	1.8
Asbestos liability	125.9	131.6
Workers’ compensation - Asbestos	4.4	4.5
Other liabilities	7.4	7.3

Total current liabilities	411.4	377.9
Long-term debt	497.7	397.5
Deferred income taxes	85.8	88.9
Accrued product warranties	29.5	26.3
Asbestos liability	1,147.6	1,290.0
Workers’ compensation - Asbestos	43.6	45.5
Other liabilities	15.7	21.0

Total liabilities	2,231.3	2,247.1

Commitments and contingencies (Note 10)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,457,881 shares issued and outstanding at 31 December 2015 and 445,680,673 shares issued and outstanding at 31 March 2015	231.3	231.2
Additional paid-in capital	163.0	153.2
Accumulated deficit	(650.4)	(586.6)
Accumulated other comprehensive loss	(11.2)	(0.4)

Total shareholders’ deficit	(267.3)	(202.6)

Total liabilities and shareholders’ deficit	$1,964.0	$2,044.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2015	2014	2015	2014
Net sales	$413.9	$388.4	$1,292.4	$1,245.6
Cost of goods sold	(264.4)	(253.2)	(820.3)	(819.3)

Gross profit	149.5	135.2	472.1	426.3

Selling, general and administrative expenses	(61.4)	(56.0)	(185.5)	(176.7)
Research and development expenses	(7.0)	(7.7)	(21.4)	(24.1)
Asbestos adjustments	(29.0)	54.9	32.5	96.9

Operating income	52.1	126.4	297.7	322.4
Interest expense, net of capitalized interest	(6.9)	(2.1)	(19.9)	(5.5)
Interest income	0.2	0.6	0.7	2.0
Other income (expense)	1.9	(0.2)	4.0	(3.9)

Income before income taxes	47.3	124.7	282.5	315.0
Income tax expense	(21.9)	(17.2)	(66.9)	(51.4)

Net income	$25.4	$107.5	$215.6	$263.6

Income per share - basic:
Basic	$0.06	$0.24	$0.48	$0.59
Diluted	$0.06	$0.24	$0.48	$0.59

Weighted average common shares outstanding (Millions):
Basic	445.3	445.0	445.2	444.9
Diluted	447.1	445.9	447.3	445.9
Comprehensive income, net of tax:
Net income	$25.4	$107.5	$215.6	$263.6
Cash flow hedges	-	-	-	(0.6)
Currency translation adjustments	10.2	(11.5)	(10.8)	(20.5)

Comprehensive income:	$35.6	$96.0	$204.8	$242.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2015	2014

Cash Flows From Operating Activities
Net income	$215.6	$263.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	55.1	52.0
Deferred income taxes	7.7	4.3
Stock-based compensation	7.1	5.0
Asbestos adjustments	(32.5)	(96.9)
Excess tax benefits from share-based awards	(2.8)	(0.6)
Loss on disposal of property, plant and equipment, net	2.2	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	75.6	80.0
Restricted short-term investments - Asbestos	-	0.2
Payment to AICF	(62.8)	(113.0)
Accounts and other receivables	7.9	22.8
Inventories	14.0	(32.0)
Prepaid expenses and other assets	(7.9)	(0.6)
Insurance receivable - Asbestos	12.7	25.1
Accounts payable and accrued liabilities	(6.9)	0.1
Asbestos liability	(87.6)	(103.2)
Other accrued liabilities	3.1	(2.7)

Net cash provided by operating activities	$200.5	$104.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(52.1)	$(240.4)
Proceeds from sale of property, plant and equipment	10.4	-
Capitalized interest	(2.5)	(0.6)
Acquisition of assets	(0.5)	-

Net cash used in investing activities	$(44.7)	$(241.0)

Cash Flows From Financing Activities
Proceeds from borrowings	$513.0	$580.0
Repayments of borrowings	(413.0)	(190.0)
Debt issuance costs	(2.9)	-
Proceeds from issuance of shares	1.4	2.9
Excess tax benefits from share-based awards	2.8	0.6
Common stock repurchased and retired	(22.3)	(9.1)
Dividends paid	(206.8)	(355.9)

Net cash (used in) provided by financing activities	$(127.8)	$28.5

Effects of exchange rate changes on cash	$(0.5)	$3.2

Net increase (decrease) in cash and cash equivalents	27.5	(105.2)
Cash and cash equivalents at beginning of period	67.0	167.5

Cash and cash equivalents at end of period	$94.5	$62.3

Components of Cash and Cash Equivalents
Cash at bank	$84.0	$57.1
Short-term deposits	10.5	5.2

Cash and cash equivalents at end of period	$94.5	$62.3

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1.   Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, Canada, New Zealand, the Philippines and Europe.

Basis of Presentation

The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity. Except as otherwise indicated, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie” or the “Company.” These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2015, which was filed with the United States Securities and Exchange Commission (“SEC”) on 21 May 2015.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the condensed consolidated balance sheet of the Company at 31 December 2015, the condensed consolidated results of operations and comprehensive income for the three and nine months ended 31 December 2015 and 2014 and the condensed consolidated cash flows for the nine months ended 31 December 2015 and 2014.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation or remeasurement into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	31 December
(US$1 = A$)	2015	2015	2014

Assets and liabilities	1.3096	1.3690	1.2206
Statements of operations	n/a	1.3491	1.1057
Cash flows - beginning cash	n/a	1.3096	1.0845
Cash flows - ending cash	n/a	1.3690	1.2206
Cash flows - current period movements	n/a	1.3491	1.1057

The results of operations for the three and nine months ended 31 December 2015 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2015 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Reporting Segments

During the quarter ended 31 December 2015, the Company changed the name of its USA and Europe segment to the North America and Europe segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same. Refer to footnote 14 for further details on segment reporting.

Reclassifications

In the Condensed Consolidated Statements of Cash Flows for the nine months ended 31 December 2014, the Company reclassified certain tax accounts between Accounts payable and accrued liabilities and Other accrued liabilities, both of which are included in operating assets and liabilities within the operating activities section of the cash flow.

2.   Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. However, in August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after 15 December 2017. Also, early adoption is permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected a transition approach to implement this new standard.

In February 2015, the FASB issued ASU No. 2015-02, which provides explicit guidance about the accounting for consolidation of certain legal entities. The amendments in ASU No. 2015-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The Company will adopt ASU 2015-02 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company will adopt ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance shall be applied on a prospective basis. The Company will adopt ASU 2015-11 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, which requires all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in ASU No. 2015-17 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance may be applied either on a prospective or retrospective basis. The Company adopted ASU 2015-17 prospectively, starting with the quarter beginning 1 October 2015. Prior periods were not retrospectively adjusted for this change in accounting principle.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Stock Method that would have been outstanding if the dilutive stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and diluted common shares outstanding used in determining net income per share are as follows:

(Millions of shares)	Three Months Ended 31 December		Nine Months Ended 31 December
	2015	2014	2015	2014

Basic common shares outstanding	445.3	445.0	445.2	444.9
Dilutive effect of stock awards	1.8	0.9	2.1	1.0

Diluted common shares outstanding	447.1	445.9	447.3	445.9

(US dollars)	2015	2014	2015	2014
Net income per share - basic	$0.06	$0.24	$0.48	$0.59
Net income per share - diluted	$0.06	$0.24	$0.48	$0.59

Potential common shares of 0.7 million and 0.8 million for the three and nine months ended 31 December 2015, respectively, and 2.6 million and 2.2 million for the three and nine months ended 31 December 2014, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Stock Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 December 2015 and 31 March 2015, which restricts the cash from use for general corporate purposes.

5. Inventories

Inventories consist of the following components:

(Millions of US dollars)	31 December 2015	31 March 2015

Finished goods	$140.7	$150.6
Work-in-process	5.7	6.6
Raw materials and supplies	54.2	67.5
Provision for obsolete finished goods and raw materials	(6.7)	(6.7)

Total inventories	$193.9	$218.0

As of 31 December 2015 and 31 March 2015, US$25.8 million and US$22.2 million, respectively, of the Company’s finished goods inventory was held at third-party locations.

6. Debt

At 31 December 2015, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.5% and 5.0% at 31 December 2015 and 31 March 2015, respectively. The weighted average term of all debt, including undrawn facilities, was 5.8 years and 6.8 years at 31 December 2015 and 31 March 2015, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Revolving Credit Facility

In December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility replaced prior bilateral loan facilities of US$590.0 million, which were scheduled to mature in 2016, 2017 and 2019. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Revolving Credit Facility were recorded in Other Current and Other Non-Current Assets on the Company’s condensed consolidated balance sheet, and will be amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 December 2015, the Company’s total debt issuance costs have an unamortized balance of US$4.3 million.

The amount drawn under the Revolving Credit Facility was US$175.0 million at 31 December 2015. The amount drawn under the bilateral credit facilities was US$75.0 million at 31 March 2015.

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 1.9% at 31 December 2015. The effective weighted average interest rate on the outstanding bilateral facilities was 1.4% at 31 March 2015. The term of the Revolving Credit Facility was 4.9 years at 31 December 2015.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. We also pay a commitment fee of between 0.20% and .035% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

The Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company:

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

(i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 December 2015, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Other Non-Current Assets on the Company’s condensed consolidated balance sheets in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount and debt issuance costs have an unamortized balance of US$2.3 million and US$7.3 million at 31 December 2015, respectively.

The senior notes are guaranteed by each of James Hardie International Group Limited, James Hardie Building Products Inc. and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of James Hardie International Group Limited, James Hardie Building Products Inc., James Hardie Technology Limited and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 December 2015, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

7. Asbestos

In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the Asbestos Injuries Compensation Fund (“AICF”).

Asbestos Adjustments

Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s condensed consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income. The asbestos adjustments for the three and nine months ended 31 December 2015 were an expense of US$29.0 million and income of US$32.5 million, respectively. The asbestos adjustments for the three and nine months ended 31 December 2014 were income of US$54.9 million and US$96.9 million, respectively.

Claims Data

The following table shows the activity related to the number of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months Ended 31 December 2015
		For the Years Ended 31 March
		2015	2014	2013	2012	2011

Number of open claims at beginning of period	494	466	462	592	564	529

Number of new claims	455	665	608	542	456	494

Number of closed claims	516	637	604	672	428	459

Number of open claims at end of period	433	494	466	462	592	564

Average settlement amount per settled claim	A$ 239,214	A$ 254,209	A$ 253,185	A$ 231,313	A$ 218,610	A$ 204,366

Average settlement amount per case closed	A$ 214,644	A$ 217,495	A$ 212,944	A$ 200,561	A$ 198,179	A$ 173,199

Average settlement amount per settled claim	US$ 177,314	US$ 222,619	US$ 236,268	US$ 238,615	US$ 228,361	US$ 193,090

Average settlement amount per case closed	US$ 159,102	US$ 190,468	US$ 198,716	US$ 206,892	US$ 207,019	US$ 163,642

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial Pty Ltd. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information; however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its condensed consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 December	31 March
(Millions of US dollars)	2015	2015
Asbestos liability – current	$(125.9)	$(131.6)
Asbestos liability – non-current	(1,147.6)	(1,290.0)

Asbestos liability - Total	(1,273.5)	(1,421.6)

Insurance receivable – current	16.0	16.7
Insurance receivable – non-current	142.3	161.9

Insurance receivable – Total	158.3	178.6

Workers’ compensation asset – current	4.4	4.5
Workers’ compensation asset – non-current	43.6	45.5
Workers’ compensation liability – current	(4.4)	(4.5)
Workers’ compensation liability – non-current	(43.6)	(45.5)

Workers’ compensation – Total	-	-

Loan facility	(24.2)	(13.6)
Other net liabilities	(2.2)	(1.5)
Restricted cash and cash equivalents of the AICF	17.1	22.0

Net Unfunded AFFA liability	$(1,124.5)	$(1,236.1)

Deferred income taxes – current	-	15.9
Deferred income taxes – non-current	374.0	389.3

Deferred income taxes – Total	374.0	405.2

Income tax payable	14.1	19.2

Net Unfunded AFFA liability, net of tax	$(736.4)	$(811.7)

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, at 31 December 2015:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
31 March 2015	$ (1,421.6)	$178.6	$405.2	$(13.6)	$22.0	$17.7	$(811.7)
Asbestos claims paid[2]	86.7				(86.7)		-
Payment received in accordance with AFFA					62.8		62.8
AICF claims-handling costs incurred (paid)	1.0				(0.8)		0.2
AICF operating costs paid - non claims-handling					(1.3)		(1.3)
Change in actuarial estimate							-
Change in claims handling cost estimate							-
Insurance recoveries		(12.7)			12.7		-
Change in non-actuarial estimate							-
Movement in Income Tax Payable			(14.2)			(5.0)	(19.2)
Funds received from NSW under loan agreement				(37.1)	37.1		-
Funds repaid to NSW under loan agreement				27.3	(27.3)		-
Other movements			0.4		0.6	(0.7)	0.3
Effect of foreign exchange	60.4	(7.6)	(17.4)	(0.8)	(2.0)	(0.1)	32.5
31 December 2015	$(1,273.5)	$158.3	$374.0	$(24.2)	$17.1	$11.9	$(736.4)

[1]

Other assets and liabilities include income tax of US$14.1 million and US$19.2 million at 31 December 2015 and 31 March 2015, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$2.2 million and US$1.5 million at 31 December 2015 and 31 March 2015, respectively.

[2]	Claims paid of US$86.7 million reflects A$117.0 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

AICF Funding

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million. For the three and nine months ended 31 December 2015, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

AICF – NSW Government Secured Loan Facility

AICF may borrow up to an aggregate amount of A$320.0 million (US$233.7 million, based on the exchange rate at 31 December 2015) from the New South Wales (“NSW”) Government. The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

At 31 December 2015 and 31 March 2015, AICF had an outstanding drawn balance under the AICF Loan Facility of US$24.2 million and US$13.6 million, respectively.

8. Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other income (expense).

The Company uses foreign currency forward contracts to mitigate exposure to foreign currency fluctuations. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other income (expense).

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of US$2.2 million and US$3.1 million at 31 December 2015 and 31 March 2015, respectively, which is included in Accounts payable and accrued liabilities.

At 31 December 2015, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 3.7 years. For the three and nine months ended 31 December 2015, the Company included in Other income (expense) an unrealized gain of US$1.5 million and US$0.9

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

million, respectively, on interest rate swap contracts. Included in Interest expense was a realized loss on settlements of interest rate swap contracts of US$0.4 million and US$1.4 million for the three and nine months ended 31 December 2015.

For the three and nine months ended 31 December 2014, the Company included in Other income (expense) an unrealized loss of US$1.0 million and US$1.8 million, respectively, on interest rate swap contracts. Included in Interest expense was a realized loss on settlements of interest rate swap contracts of US$0.4 million and US$0.7 million for the three and nine months ended 31 December 2014, respectively.

Foreign Currency Forward Contracts

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on the Company’s accounting policy. In general, the earnings effect of the item that represent the economic risk exposure are recorded in the same caption as the derivative. The forward contracts had an unrealized gain of US$0.3 million in the three and nine months ended 31 December 2015. The forward contracts had an unrealized loss of US$0.1 million and an unrealized gain of US$0.8 million in the three and nine months ended 31 December 2014, respectively.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of off-set exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 December 2015		31 March 2015
	31 December 2015	31 March 2015	Assets	Liabilities	Assets	Liabilities

Derivatives not accounted for as hedges

Foreign currency forward contracts	$39.8	$3.6	$0.3	$-	$-	$0.2

Interest rate swap contracts	100.0	125.0	-	2.2	-	3.1

Total	$139.8	$128.6	$0.3	$2.2	$-	$3.3

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

9. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 31 December 2015, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, dividend payables, Revolving Credit Facility, senior unsecured notes, interest rate swaps and foreign currency forward contracts.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables and Revolving Credit Facility – The carrying amounts for these items approximates their respective fair values due to the short maturity of these instruments.

Senior unsecured notes - The Company’s senior unsecured notes have an estimated fair value of US$331.5 million at 31 December 2015 based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Interest rate swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Foreign currency forward contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 December 2015 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)	31 December 2015	Level 1	Level 2	Level 3

Assets
Forward contracts included in Other assets	$0.3	$-	$0.3	$-

Total Assets	$0.3	$-	$0.3	$-

Liabilities
Interest rate swap contracts included in Other liabilities	$2.2	$-	$2.2	$-

Total Liabilities	$2.2	$-	$2.2	$-

10. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these financial statements.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

11. Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2015, the Company paid tax net of any refunds received of US$46.1 million in Ireland, the United States, Canada, the Philippines and New Zealand.

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 December 2015 the Company had European tax loss carry-forwards of approximately US$6.9 million and Australian tax loss carry-forwards of approximately US$15.6 million, that are available to offset future taxable income in the respective jurisdiction.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 December 2015, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the nine months ended 31 December 2015, the Company reversed a valuation allowance of US$2.4 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2015, the Company recognized a tax deduction of US$47.5 million (A$64.1 million) for the current year relating to total contributions to AICF of US$411.4 million (A$427.4 million) incurred in tax years 2012 through 2016.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2013 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2012.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized	Interest and
	tax benefits	Penalties
Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.1
Settlements during the current year	(0.3)
Reductions for the tax positions of prior periods	(4.1)	(0.3)

Balance at 31 December 2015	$0.6	$-

As of 31 December 2015, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognized tax benefits that, if recognized, would impact the effective tax rate is US$0.6 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the three and nine months ended 31 December 2015, the total amount of interest and penalties recognized in tax expense was a benefit of US$0.5 million and US$0.3 million, respectively. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s condensed consolidated balance sheets.

12. Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

Liability Awards Expense	$1.4	$0.9	$3.3	$2.0
Equity Awards Expense	2.7	2.0	7.1	5.0

Total stock-based compensation expense	$4.1	$2.9	$10.4	$7.0

As of 31 December 2015, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$15.4 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

13. Capital Management and Dividends

The following table summarizes the dividends declared or paid during fiscal years 2014, 2015 and 2016:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2016 first half dividend	0.09	40.1	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

On 21 May 2015, the Company announced a new share buyback program to acquire up to 5% of its issued capital in the twelve months to May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during fiscal year 2016. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50).

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

14. Operating Segment Information and Concentrations of Risk

During the quarter ended 31 December 2015, the Company changed the name of its USA and Europe segment to the North America and Europe segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management, and includes North America and Europe Fiber Cement, Asia Pacific Fiber Cement and Research and Development. North America and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers. General Corporate costs primarily consist of officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers[1] Three Months Ended 31 December		Net Sales to Customers[1] Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

North America & Europe Fiber Cement	$330.5	$294.5	$1,029.4	$951.4
Asia Pacific Fiber Cement	83.4	93.9	263.0	294.2

Worldwide total	$413.9	$388.4	$1,292.4	$1,245.6

	Income Before Income Taxes Three Months Ended 31 December		Income Before Income Taxes Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

North America & Europe Fiber Cement[2]	$79.0	$63.5	$257.9	$206.3
Asia Pacific Fiber Cement[2,7]	19.5	28.7	61.1	74.1
Research and Development[2]	(5.5)	(6.1)	(17.5)	(19.7)

Segments total	93.0	86.1	301.5	260.7
General Corporate[3]	(40.9)	40.3	(3.8)	61.7

Total operating income	52.1	126.4	297.7	322.4
Net interest expense [4]	(6.7)	(1.5)	(19.2)	(3.5)
Other income (expense)	1.9	(0.2)	4.0	(3.9)

Worldwide total	$47.3	$124.7	$282.5	$315.0

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

	Total Identifiable Assets
(Millions of US dollars)	31 December 2015	31 March 2015

North America & Europe Fiber Cement[5]	$929.8	$959.3
Asia Pacific Fiber Cement	274.6	279.8
Research and Development	14.4	20.7

Segments total	1,218.8	1,259.8
General Corporate[6]	745.2	784.7

Worldwide total	$1,964.0	$2,044.5

The following is the Company’s geographical information:

	Net Sales to Customers[1] Three Months Ended 31 December		Net Sales to Customers[1] Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

North America	$320.9	$286.3	$999.9	$922.7
Australia	55.1	65.9	177.0	209.7
New Zealand	15.9	16.0	47.1	50.2
Other Countries	22.0	20.2	68.4	63.0

Worldwide total	$413.9	$388.4	$1,292.4	$1,245.6

	Total Identifiable Assets
(Millions of US dollars)	31 December 2015	31 March 2015

North America	$916.0	$956.4
Australia	214.8	223.4
New Zealand	23.8	25.8
Other Countries	64.2	54.2

Segments total	1,218.8	1,259.8
General Corporate[5,6]	745.2	784.7

Worldwide total	$1,964.0	$2,044.5

[1]	Inter-segmental sales were not significant.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

[2]	The following table summarizes research and development costs by segment:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

North America & Europe Fiber Cement	$1.7	$1.6	$4.7	$4.6
Asia Pacific Fiber Cement	0.1	0.5	0.8	1.2
Research and Development[a]	5.2	5.6	15.9	18.3

	$7.0	$7.7	$21.4	$24.1

[a] For the three and nine months ended 31 December 2015, the R&D segment also included SG&A expenses of US$0.3 million and US$1.6 million, respectively. For the three and nine months ended 31 December 2014, the R&D segment also included SG&A expenses of US$0.5 million and US$1.4 million, respectively.

[3]	Included in the General Corporate Costs are the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2015	2014	2015	2014

Asbestos Adjustments	$(29.0)	$54.9	$32.5	$96.9
AICF SG&A expenses	(0.5)	(0.6)	(1.3)	(1.9)

[4]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in General Corporate costs. Included in net interest expense is AICF net interest expense of US$0.1 million and AICF net interest income of US$0.5 million for the three months ended 31 December 2015 and 2014, respectively. Included in net interest expense is AICF net interest expense of US$0.1 million and AICF net interest income of US$1.0 million for the nine months ended 31 December 2015 and 2014, respectively. See Note 7 for more information.

[5]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

[6]	Asbestos-related assets at 31 December 2015 and 31 March 2015 are US$598.5 million and US$657.3 million, respectively, and are included in General Corporate costs.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

[7]	Included in the Asia Pacific Fiber Cement segment for the nine months ended 31 December 2015 was a gain on the sale of the Australian Pipes business of US$1.7 million.

15. Reclassifications Out of Accumulated Other Comprehensive Loss

During the three and nine months ended 31 December 2015 there were no reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2015	$(0.3)	$0.3	$(0.4)	$(0.4)
Other comprehensive loss before reclassifications	-	-	(10.8)	$(10.8)

Balance at 31 December 2015	$(0.3)	$0.3	$(11.2)	$(11.2)